UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 5)*

                                 PW Eagle, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69366Y108
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)

      |X| Rule 13d-1(c)

      |_| Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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





--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     J.P. Morgan Partners (23A SBIC), L.P.
     13-3986302
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER
                    242,308 (Warrants to purchase 242,308 shares of Common
                    Stock)
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING         242,308 (Warrants to purchase 242,308 shares of Common
   PERSON           Stock)
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     242,308 (Warrants to purchase 242,308 shares of Common Stock)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.6%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     Pn
--------------------------------------------------------------------------------



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


ITEM 1.

      (a)   NAME OF ISSUER:

            PW Eagle, Inc.

      (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            333 South Seventh Street
            Suite 3430
            Minneapolis, MN 55402

ITEM 2.

      (a)   NAME OF PERSON FILING:

            J.P. Morgan Partners (23A SBIC), L.P. (formerly known as J.P. Morgan Partners (23A SBIC), LLC)

            Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

      (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            1221 Avenue of the Americas
            New York, New York  10020

      (c)   CITIZENSHIP:

            Delaware

      (d)   TITLE OF CLASS OF SECURITIES (OF ISSUER):

            Common Stock

      (e)   CUSIP NUMBER:

            69366Y108


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240. 13D-1(B) OR 240. 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      Not applicable.

ITEM 4. OWNERSHIP

      (a)   AMOUNT BENEFICIALLY OWNED:

            Warrants to purchase 242,308 shares of Common Stock

      (b)   PERCENT OF CLASS:

            2.6% (as of December 31, 2005)



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



      (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   Warrants to purchase 242,308 shares of Common Stock
            (ii)  Not applicable.
            (iii) Warrants to purchase 242,308 shares of Common Stock
            (iv)  Not applicable.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereto the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

      Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not applicable.

ITEM 10. CERTIFICATION

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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





                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2006

                                        J.P. MORGAN PARTNERS (23A SBIC), L.P.

                                        By: J.P. Morgan Partners (23A SBIC
                                            Manager), Inc., its General Partner



                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title: President



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




                                  EXHIBIT 2(A)

      This statement is being filed by J.P. Morgan Partners (23A SBIC), L.P. (formerly known as J.P. Morgan Partners (23A SBIC), LLC and CB Capital Investors, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The General Partner of JPMP (23A
SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPMP (23A Manager). As general partner of JPMP (23A SBIC), JPMP (23A Manager) may be deemed to beneficially own the shares held by JPMP (23A SBIC).

      JPMP (23A Manager) is a wholly owned subsidiary of JPMorgan Chase Bank, National Association, a National Banking Association (hereinafter referred to as "JPM Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPM Chase Bank.

      Chase Bank is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.




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



                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                              EXECUTIVE OFFICERS(1)

President                                       Jeffrey C. Walker*
Chief Investment Officer                        Arnold L. Chavkin*
Managing Director                               Srinivas Akkaraju*
Managing Director                               Christopher Albinson*
Managing Director                               Dr. Dana Beth Ardi*
Managing Director                               Christopher C. Behrens*
Managing Director                               John Breckenridge*
Managing Director                               Julie Casella-Esposito*
Managing Director                               Rodney A. Ferguson*
Managing Director                               Michael R. Hannon*
Managing Director                               Matthew Lori*
Managing Director                               Jonathan R. Lynch*
Managing Director                               Stephen McKenna*
Managing Director                               Sunil Mishra*
Managing Director                               Stephen P. Murray*
Managing Director                               Kevin O'Brien*
Managing Director                               Timothy Purcell*
Managing Director                               John Reardon*
Managing Director                               Faith Rosenfeld*
Managing Director                               Shahan D. Soghikian*
Managing Director                               William Stuek*
Managing Director                               Lauren Tyler*
Managing Director                               Timothy J. Walsh*
Managing Director                               Richard D. Waters, Jr. *
Managing Director                               Damion E. Wicker, M.D.*

                                  DIRECTORS(1)

                               Jeffrey C. Walker*



----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.




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






                                                                      SCHEDULE B

                   JPMORGAN CHASE BANK, NATIONAL ASSOCIATION.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board                                                  William B. Harrison Jr.*
President and Chief Executive Officer                                  James Dimon*
Chief Information Officer                                              Austin A. Adams*
Co-CEO, Investment Bank                                                Steven D. Black*
Chief Executive Officer and Executive Vice President, Card Services    Richard J. Srednicki*
Chief Financial Officer                                                Michael J. Cavanagh*
Chief Administrative Officer                                           Frank Bisignano *
Director of Human Resources                                            John F. Bradley*
Co-General Counsel                                                     Joan Guggenheimer*
Chief Investment Officer                                               Ina R. Drew *
Head, Commercial Banking                                               Samuel Todd Maclin*
Head, Strategy                                                         Jay Mandelbaum*
Co-General Counsel                                                     William H. McDavid*
Treasury & Securities Services                                         Heidi Miller*
Head, Retail Financial Services                                        Charles W. Scharf*
Head, Asset & Wealth Management                                        James E. Staley*
Chief Risk Officer                                                     Don M. Wilson III*
MD & Co-CEO, Investment Bank                                           William T. Winters*





----------
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.



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




                                                                      SCHEDULE C


                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board                                                  William B. Harrison Jr.*
President and Chief Executive Officer                                  James Dimon*
Chief Information Officer                                              Austin A. Adams*
Co-CEO, Investment Bank                                                Steven D. Black*
Chief Executive Officer and Executive Vice President, Card Services    Richard J. Srednicki*
Chief Financial Officer                                                Michael J. Cavanagh*
Chief Administrative Officer                                           Frank Bisignano *
Director of Human Resources                                            John F. Bradley*
Co-General Counsel                                                     Joan Guggenheimer*
Chief Investment Officer                                               Ina R. Drew *
Head, Commercial Banking                                               Samuel Todd Maclin*
Head, Strategy                                                         Jay Mandelbaum*
Co-General Counsel                                                     William H. McDavid*
Treasury & Securities Services                                         Heidi Miller*
Head, Retail Financial Services                                        Charles W. Scharf*
Head, Asset & Wealth Management                                        James E. Staley*
Chief Risk Officer                                                     Don M. Wilson III*
MD & Co-CEO, Investment Bank                                           William T. Winters*


----------
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.




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



                                  DIRECTORS(1)

 NAME                                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                               BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------------------------
 Hans W. Becherer                              Retired Chairman of the Board and
                                               Chief Executive Officer
                                               Deere & Company
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 John H. Biggs                                 Former Chairman and CEO
                                               TIAA - CREF
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 Lawrence A. Bossidy                           Retired Chairman of the Board
                                               Honeywell International Inc.
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 Stephen B. Burke                              President
                                               Comcast Cable Communications, Inc.
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                                New York, New York 10017
--------------------------------------------------------------------------------------------------
James S. Crown                                 President
                                               Henry Crown and Company
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
James Dimon                                    President and Chief Executive Officer
                                               JPMorgan Chase & Co.
                                               270 Park Avenue, 8th Floor
                                               New York, New York 10017-2070
--------------------------------------------------------------------------------------------------
Ellen V. Futter                                President and Trustee
                                               American Museum of Natural History
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 William H. Gray, III                          Retired President and Chief Executive Officer
                                               The College Fund/UNCF
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------



----------
(1)   Each of whom is a United States citizen.



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




--------------------------------------------------------------------------------------------------
 William B. Harrison, Jr.                      Chairman of the Board
                                               JPMorgan Chase & Co.
                                               270 Park Avenue, 8th Floor
                                               New York, New York  10017-2070
--------------------------------------------------------------------------------------------------
 Laban P. Jackson, Jr.                         Chairman and Chief Executive Officer
                                               Clear Creek Properties, Inc.
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 Lee R. Raymond                                Chairman of the Board and Chief Executive Officer
                                               Exxon Mobil Corporation
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 John W. Kessler                               Owner
                                               John W. Kessler Company
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 Robert I. Lipp                                Senior Advisor
                                               JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 Richard A. Monoogian                          Chairman and Chief Executive Officer
                                               Masco Corporation
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 David C. Novak                                Chairman and Chief Executive Officer
                                               Yum! Brands, Inc.
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 William C. Weldon                             Chairman and Chief Executive Officer
                                               Johnson & Johnson
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------